SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SUPERIOR FINANCIAL CORP.

(Name of Issuer)

Common Stock
par value $0.01 per share

(Title of Class of Securities)

868161 10 0

(CUSIP No)

C. Stanley Bailey
Chief Executive Officer
Superior Financial Corp.
16101 LaGrande Drive, Suite 103
Little Rock, Arkansas 72223
(501) 324-7282

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2002

(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of “ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. G

1.	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only): Alexander D. Warm

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) 9 (b) :

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): 9

6.	Citizenship or Place of Organization: United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 537,100 6.26%* 8. Shared Voting Power: 58,619 0.68%* 9. Sole Dispositive Power: 537,100 6.26%* 10. Shared Dispositive Power: 58,619 0.68%*

*    The percentages are based upon 8,579,991 shares of Superior Financial Corp. shares of common stock outstanding as of September 30, 2002 as reported by Superior Financial Corp. in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 595,719 6.94%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): :

13.	Percent of Class Represented by Amount in Row (11): 6.94%

14.	Type of Reporting Person (See Instructions): IN

Item 1.     Security and Issuer

Common Stock, par value $0.01 per share

Superior Financial Corp.
16101 LaGrande Drive, Suite 103
Little Rock, Arkansas 72223

Item 2.     Identity and Background

(a)	Alexander D. Warm

(b)	Warm Bros. Construction
441 Vine Street
Cincinnati, Ohio 45202
(business address)

(c)	Chairman and CEO
Warm Bros. Construction
441 Vine Street
Cincinnati, Ohio 45202

(d)	Not Applicable

(e)	Not Applicable

(f)	United States

Item 3.     Source and Amount of Funds or Other Consideration

The events which caused this filing were as follows:

(1)
The November 14, 2002 sale of 142,999 shares of common stock of Superior Financial Corp. by Vine Street Exchange Fund, L.P. for an aggregate sale price of $2,573,982. Subsequent to this transaction, Vine Street Exchange Fund, L.P. no longer owned any shares of Superior Financial Corp. common stock. Mr. Warm is a Director of Financial Stocks, Inc., which is the general partner of Vine Street Exchange Fund, L.P.

(2)
The distribution of 235,000 shares of common stock of Superior Financial Corp. on November 18, 2002, by Financial Stocks Private Equity Fund 1998 L.P. to its limited partners and to its general partner. Financial Stocks, Inc. is the general partner of Financial Stocks Private Equity Fund 1998 L.P. Mr. Warm is a Director of Financial Stocks, Inc. No consideration was received for this distribution. Subsequent to this distribution, Financial Stocks Private Equity Fund 1998 L.P. no longer owned any shares of Superior Financial Corp. common stock.

(3)
In the above described distribution, Financial Stocks, Inc. as the general partner and a limited partner of Financial Stocks Private Equity Fund 1998 L.P., received 58,619 shares of Superior Financial Corp. common stock.

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Mr. Warm previously acquired 537,100 shares of common stock of Superior Financial Corp. in a private placement transaction that was consummated on April 1, 1998. Superior Financial Corp. registered its common stock under section 12(g) of the Securities Exchange Act of 1934 on January 5, 1999.

Item 4.     Purpose of Transaction

The sale of the 142,999 shares of common stock of Superior Financial Corp. by the Vine Street Exchange Fund, L.P. was made in accordance with the organizational documents and stated investment goals of this limited partnership.

The distribution of 235,000 shares of common stock of Superior Financial Corp. from Financial Stocks Private Equity Fund 1998 L.P. was made in accordance with the organizational documents and stated investment goals of this limited partnership.

Item 5.      Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage Beneficially Owned:*

Common Stock	595,719	6.94%

* Includes shares held by Financial Stocks, Inc.

(b)	Power to Vote and Dispose of Shares:

Alexander D. Warm has the sole power to vote and to dispose of the 537,100 shares owned or controlled by him. As a director of Financial Stocks, Inc., Mr. Warm has shared power to vote and dispose of the 58,619 shares held by Financial Stocks, Inc.

(c)	Transactions During the Past 60 Days:

None except as described above.

(d)	Rights of Other Persons with Respect to Securities:

Not Applicable.

(e)	Sale on Which Reporting Person Ceased to be Beneficial Owner:

Not Applicable.

Item 6. Contracts,	Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

Steven N. Stein, John M. Stein, Alexander D. Warm and Stanley L. Vigran are the directors and shareholders of Financial Stocks, Inc. Financial Stocks, Inc. owns 58,619 shares of Superior Financial Corp. common stock. Steven N. Stein owns or controls 546,071 shares of common stock of Superior Financial Corp. John M. Stein is a director of Superior Financial Corp. and owns or controls 160,800 shares of its common stock. Steven N. Stein and John M. Stein are brothers. Alexander D. Warm owns or controls 537,100 shares of common stock of Superior Financial Corp. Stanley L. Vigran owns or controls 30,000 shares of common stock of Superior Financial Corp.

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Steven N. Stein disclaims any beneficial ownership of the stock owned or controlled by any of John M. Stein, Alexander D. Warm and Stanley L. Vigran. John M. Stein disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, Alexander D. Warm and Stanley L. Vigran. Alexander D. Warm disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, John M. Stein or Stanley L. Vigran. Stanley L. Vigran disclaims any beneficial ownership of the stock owned or controlled by any of Steven N. Stein, John M. Stein or Alexander D. Warm.

Item 7.     Material Filed as Exhibits

Not Applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2002

/s/ Alexander D. Warm
Alexander D. Warm

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